Filed Pursuant to Rule 433

to Prospectus dated November 2, 2017

Registration Statement No. 333-221291

Email to Employees, March 14, 2018

As announced last month on DomNet News, employees and contractors can now enroll in Dominion Energy Reliability Investment, or DERI. The program offers competitive returns and convenient access to your money.

Watch Chet Wade and Jim Chapman discuss the DERI program.

Some of the many benefits of DERI include:

•	Competitive returns with a floating interest rate

•	Easy access to your investment with free on-demand redemptions and check writing privileges

•	Online portal with the ability to link your bank account for investments and redemptions

•	No maintenance fees

The minimum investment amount is $1,000; however, Dominion Energy employees and contractors are allowed up to 10 months to reach this balance.

DERI is managed by Dominion Energy’s Treasury department and provides the company with another source of low-cost, stable, short-term debt capital. (The program is not connected with the Dominion Energy Credit Union, and investment balances are not FDIC-insured).

There are two ways to learn more about DERI and enroll:

•	Visit the DERI website on DomNet, where you’ll find a printable application, current interest rates, and additional resources such as a prospectus and FAQs.

•	Call the DERI customer service center at (866) 876-0001 to request a full enrollment kit by mail. The kit includes the application and other information also available on the DERI website.

We encourage you to explore this unique program and welcome your questions. Please direct inquiries to DERI@dominionenergy.com

Related links:

Enrollment now open for Dominion Energy Reliability Investment

Dominion Energy Reliability Investment (DERI)